UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	Basanite, Inc.

Address of principal executive office: City State and ZIP Code:	2041 NW 15th Ave. Pompano Beach, Florida 33069

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Basanite, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed time period without hardship and expense to the Company. The Company presently has a limited number of full-time accounting and finance employees and requires additional time to compile and process the information necessary for the completion of the 2021 Form 10-K. The Company undertakes the responsibility to file the 2021 Form 10-K no later than April 15, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Simon R. Kay	954-532-4653
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes to its results of operations for the period ended December 31, 2021 compared to the period ended December 31, 2020. In particular: (i) net loss for the year ended December 31, 2021 is expected to be approximately $16 million compared to a net loss of $3,535,830 for the year ended December 31, 2020, (ii) general and administrative expense is expected to increase to approximately $6.735 million for the year ended December 31, 2021 from $1,408,948 in the for the year ended December 31, 2020 primarily due to stock based compensation expense in the 2021 year of $5,137,266 in addition to an increase in overall general and administrative costs and (iii) loss on extinguishment of debt is expected to be approximately $6.74 million for the year ended December 31, 2021 compared to $56,948 for the year ended December 31, 2020 due to the settlement of various long-standing debt for shares of restricted common stock.

The foregoing is based the most current information available to management. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the 2021 Form 10-K.

Basanite, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	/s/ Simon R. Kay
Simon R. Kay
President and Chief Executive Officer